

July 6, 2022

Patrick Orlando
Chief Executive Officer
Benessere Capital Acquisition Corp.
78 SW 7th Street, Unit 800
Miami, FL 33130

>   **Re: Benessere Capital Acquisition Corp.**
>   **Revised Preliminary Proxy Statement on Schedule 14A filed June 27, 2022**
>   **Response Dated July 5, 2022**
>   **File No. 001-39836**

Dear Mr. Orlando:

We have reviewed your July 5, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2022 letter.

Revised Preliminary Proxy Statement on Schedule 14A filed June 27, 2022

General

1. We note your response letter dated July 5, 2022 and the list of foreign investors in your sponsor. It appears that two of the individuals from the list are identified as your special advisors in your Form 10-K and the Form S-1 that went effective on January 4, 2021. Please expand your proposed revised disclosure in the proxy statement to clarify, if true, that each of your special advisors holds membership interests in your sponsor. Please also further clarify conflicts of interest. For example, similar to potential conflicts disclosed in the S-1 with respect to officers and directors, it appears conflicts may arise in determining whether a business combination target is appropriate given the special advisors' personal and financial interests, including their interests in founder shares that were acquired by the

sponsor for approximately $0.009 per share and would be worthless if you do not complete an initial business combination.

 Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jessica Yuan, Esq.